

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2021

Ajay Kochhar
President & CEO and Executive Director
Li-Cycle Holdings Corp.
2351 Royal Windsor Dr. Unit 10
Mississauga, ON L5J 4S7
Canada

> **Re: Li-Cycle Holdings Corp.**
> **Draft Registration Statement on Form F-1**
> **Submitted October 29, 2021**
> **CIK No. 0001828811**

Dear Mr. Kochhar:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrea M. Basham